

November 29, 2012

Via E-mail
Mr. Jeffrey R. Passmore
Chief Accounting Officer
Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, Texas   76102

> **Re:** **Hallmark Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 001-11252**

Dear Mr. Passmore:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Accounting Policies
Business Combinations, page F-11

1.   Please provide us proposed disclosure to be included in future periodic reports that revises your accounting policy for business combinations. In your revised disclosure please specifically indicate that you apply the acquisition method instead of the purchase method and discuss how you valued the consideration conveyed as well as the assets acquired and liabilities assumed. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired. Your revised disclosure should specify how you record

contingent consideration and disclose the methods and assumptions used to value contingent consideration.

2. Investments, page F-17

2.   You disclose that investments in obligations of states and political subdivisions at December 31, 2011 are approximately 47% of total fixed maturity securities. Please provide us a schedule that presents:

- The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and,
- For any state, municipality or political subdivision that comprised 10 percent or more of your obligations of states and political subdivisions, show the amortized cost and fair value, credit rating with and without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

 12. Regulatory Capital Restrictions, page F-33

3.   Please provide us proposed disclosure to be included in future periodic reports that addresses the following:

- With respect to Hallmark Financial Services, Inc.'s dividend restrictions, please comply with Rule 4-08(e)(1) of Regulation S-X by disclosing the nature of restrictions and the amount of the retained earnings or net income restricted or free of restriction for payment of dividends by Hallmark Financial Services, Inc. to its stockholders.
- Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year, or otherwise tell how your disclosure complies with Rule 4-08(e)(3)(ii) of Regulation S-X; and,
- Disclose the amount of statutory capital and surplus as of the date of each balance sheet presented and the amount of statutory net income or loss for each period for which an income statement is presented as required by Rule 7.03(a)(23)(c) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant